FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         July 9, 2003

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Fiscal 2002-2003 nine month revenues

                               EXHIBIT LIST

Exhibit           Description

99.1    Fiscal 2002-2003 nine month revenues

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: July 9, 2003

EX-99.1
Fiscal 2002-2003 nine month revenues

Exhibit 99.1

Fiscal 2002-2003 nine month revenues

Code EURONEXT: EXHO.PA / Code NYSE: SDX

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe", "expect", "anticipate", "estimated", "project", "plan", "pro forma" and "intend" or future or conditional verbs such as "will", "would" or "may". Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission
(SEC), the competitive environment in which we operate,changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.

                       Fiscal 2002-2003 nine month revenues


Paris, France - July 9, 2003 - Sodexho Alliance's consolidated revenues reached EUR 9.1 billion for the first nine months of fiscal 2002-2003, which ended May
31. As compared to the prior-year period, revenue growth evolved as follows:

o        Organic growth:                      + 2.9%
o        Acquisitions, net of divestitures:   - 0.3%
o        Currency effect:                    - 10.4%

The euro's sharp appreciation against other currencies led to a negative currency effect of 10.4%, including 15% from the US dollar. However, this is only a conversion effect since our subsidiaries' operating revenues and expenses (food and labor costs) are denominated in the same currency. This currency effect resulted in a 7.8% decline in reported revenues for the nine month period.


                 Breakdown of revenues by region and activity

  Activity                              Revenues           Organic
                                        in EUR             growth
                                        millions

  Food and Management Services                8,425         + 2.6%

         North America                        4,297         + 3.5%
         Continental Europe                   2,689         + 3.3%
         United Kingdom & Ireland             1,085         - 3.3%
         Rest of the World                      354         + 5.3%

  Remote Sites                                  404         + 3.9%

  Service Vouchers and Cards                    186        + 14.2%


-    Food and Management Services

     In Food and Management Services, organic growth in revenues by segment amounted to 2.2% in Business and Industry (or a negative 0.5% excluding Defense), 2.8% in Healthcare and 3.2% in Education. In the latter two segments, clients often prefer to retain employees on their payrolls in food and multi-services contracts. Our growth is therefore greater than is reflected in these figures.

     -   North America:

         Revenues in the Healthcare and Seniors segment increased by 3%, reflecting efforts to increase revenues on existing sites.

         A number of major contracts were awarded during the period, notably with the Medical Center of Louisiana in New Orleans and the Glendale Adventist Medical Center (N.Y), which will begin to produce results in fiscal 2003-2004.

         In the Education segment, revenues increased by 3.9%, a clear improvement from the first half of the year, led by revenue growth on existing sites. In addition, we expanded our range of services in a number of contracts, for example with the Guilford and Walton County School Districts, Bennett College and the University of Tampa.

         Business & Industry revenues increased by 3.5% (or declined by 1.3% excluding the Defense segment) as a result of the October 1, 2002 commencement of the US Marine Corps contract in the United States. We also opened a large number of food service and vending contracts, notably with Lehman Brothers and General Mills, as well as a nationwide contract with Hewlett Packard.

     -   Continental Europe :

         Organic revenue growth was 3.3%, including 4.7% in Healthcare, 2.4% in Education and 3.0% in Business & Industry.
         The commencement of contracts with the Swedish army and the City of Stockholm in Healthcare and a number of successes in Business & Industry, including Vattenfall, Nordea and Nokia, fueled strong organic growth in Northern Europe for the nine month period. Other significant contract wins included IBM in France, Norway, Denmark, Sweden and Italy, and the European Commission in Brussels.

         The labor strikes in France during May principally impacted the Education segment and weighed on our third quarter growth and results.

     -   United Kingdom & Ireland

         On a constant consolidation and exchange rate basis, revenues declined by 3.3%, mainly due to:
         - the economic slowdown in the Business & Industry segment
         - the renegotiation of certain contracts by the new management team
         - the continued termination of non-profitable contracts in the hotel sub-segment.

         However, we enjoyed good growth in the Defense segment.

-    Remote Sites

     Organic growth in revenues amounted to 3.9%, as a result of strong performance in Australia and in Latin America despite a sharp slowdown in drilling operations in the Gulf of Mexico.

-    Service Vouchers and Cards

     The Service Vouchers and Cards business reported organic revenue growth of 14.2% in the first nine months. This increase was driven by a strong marketing performance in our traditional activities (food vouchers and cards) and in new services for existing clients.

For fiscal 2002-2003, our group net income at constant exchange rates and excluding exceptional items will not exceed the 200 million euros that was announced by Pierre Bellon in May.

At current exchange rates, the negative currency effect for fiscal 2002-2003 would be approximately 20 million euros.

In conclusion, in a difficult global economic environment, our performance will continue to progress as a result of:

-  Improving our client retention rate
-  Developing  revenues on existing sites
-  Winning new contracts.


About Sodexho Alliance
Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 4.0 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.

Investor Relations : Jean-Jacques Vironda
Tel : + 33 (1) 30 85 72 03
Fax : + 33 (1) 30 85 51 81
E-mail : jeanjacques.vironda@sodexhoalliance.com

Press Relations : Jerome Chambin
Tel : + 33 (1) 30 85 74 18
Fax : + 33 (1) 30 85 52 32
E-mail : jerome.chambin @sodexhoalliance.com








In the first six months of fiscal 2002-2003, Sodexho Alliance consolidated revenues reached euro 6.2 billion. As compared to the prior year period, revenue growth evolved as follows:

o        Organic growth:                     2.9%
o        Acquisitions, net of divestitures: -0.2%
o        Currency effect:                   -8.8%

Organic growth of 2.9% was offset by the strong appreciation of the euro against other currencies, in particular the US dollar, which led to a negative currency conversion effect in our consolidated accounts of 8.8%. This is only a conversion effect since in each of our subsidiaries income from our services and the corresponding expenses (cost of goods and labor) are expressed in the same currency. This currency effect results in a net total variation in our revenues of -6.1% for the first half of 2002-2003.


                 Half-year revenues by region and activity



  ------------------------------------------------------------------------------
  Activity                               Revenues                     Organic
                                   (millions of euro)                 Growth
  ------------------------------------------------------------------------------
  ------------------------------------------------------------------------------
  Food and management services               5 739                    + 2,6 %

         North America                       2 950                      3,3 %
         Continental Europe                  1 799                      4,3 %
         United Kingdom and Ireland            756                     -4,4 %
         Rest of the world                     234                      6,0 %

  ------------------------------------------------------------------------------
  ------------------------------------------------------------------------------
  Remote Sites                                 270                    + 0,6 %
  ------------------------------------------------------------------------------
  ------------------------------------------------------------------------------
  Service Vouchers and Cards                   127                   + 17,9 %
  ------------------------------------------------------------------------------


o Food and management services

  In Food and Management Services, organic growth by segment was 3.8% in Healthcare, 3.4 % in Education and 1.5% in Business and Industry
  (-1.3 % excluding Defense).

  North America

  Revenues for the Healthcare and Seniors segment increased by 2.9%, reflecting our teams' efforts to develop growth on existing sites and winning multi-service partnership contracts with our clients. Some examples include Fairview System in Minneapolis, the Children's Hospital in Seattle and Providence Medical Center in Kansas City where staff remain directly on the client's payroll. Revenues do not therefore reflect our real economic development.

  Despite the impact of snowstorm-related school closures on the East Coast of the USA, the Education segment's revenues grew by 3.6%; we continue to expand into multi-service with new clients such as Grace College, Tiffin University, and Walton County School District and to increase existing sites' revenues with adapted merchandising offers utilizing innovations, such as Cafe a la Carte.

  Revenues in the Business, Industry and Defense segment grew by 3.3% (-1.9 %, excluding Defense). The effect of the national contract with Hewlett Packard and several new contract openings, including Bell South, General Mills, Nationwide Insurance Training Center and Sony Pictures, was more than offset by the impact of the economic slowdown, most notably continued client headcount reductions.

  Since October 1, 2002, Sodexho has provided food service operations on 55 U.S. Marine Corps sites. As a result of the recent deployment of U.S. Marines to the Persian Gulf, only four U.S. mess halls have been temporarily closed. At the same time our client has requested that we expand certain services. We have established a strong relationship of mutual respect and true partnership with the U.S. Marine Corps and they have recently assured to us that they are satisfied with our performance and have no basis to cancel our contract.


  Continental Europe

  Organic growth reached 4.3%,with 8.2% growth in the Healthcare segment, 4.1% growth in Education, and 2.9% growth in Business and Industry.

  These increases mainly resulted from the commencement of a Healthcare contract signed with the local municipality of Stockholm, a multi-service contract signed with the Swedish army, and several significant successes such as Sanofi-Synthelabo and Canon in France, Nuon in the Netherlands, Nokia in Finland, Mobistar in Belgium and Santander Group in Spain.

  United Kingdom and Ireland

  As announced in November, priority has been given to improving profitability. Excluding the impact of the sale of Lockhart and currency impacts, revenues declined by 4.4%. The primary reasons for this include: continued layoffs by our clients, site closures in the engineering and manufacturing sectors, the impact of a lower prior year retention in Healthcare, and the decision made by our new management team in the United Kingdom to exit certain unprofitable contracts (most notably in the hotel sector).

o Remote Sites

  Organic growth of 0.6% resulted from good performances in the North Sea and Latin America, despite significantly diminished foraging activities in the Gulf of Mexico.

o Service Vouchers and Cards

  Organic growth continued steadily at 17.9% through the half-year arising from:
  - The expansion of our line of service offerings to existing clients, including Gift Pass, Training Pass, Food Pass and Restaurant Pass,
  - The launch of new services such as Adviescheques (Consulting Pass) in association with the Flemish government permitting small businesses to use consultants,
  - And client wins such as Business Objects in France and Pepsi in Hungary.


About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services.With more than 315,000 employees on 24,700 sites in 74 countries, Sodexho Alliance reported consolidated sales of 12.6 billion euros for the fiscal year that ended on August 31, 2002.The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals 3.3 billion euro. The Sodexho Alliance share has been listed since
April 3, 2002, on the New York Stock Exchange.



Press Relations : Jerome Chambin
Tel: + 33 (1) 30 85 74 18  Fax: + 33 (1) 30 85 52 32
E-mail: Jerome.Chambin@sodexhoalliance.com

Investor Relations : Jean-Jacques Vironda
Tel: + 33 (1) 30 85 29 39  Fax: + 33 (1) 30 85 51 81
E-mail: Jean-Jacques.Vironda@sodexhoalliance.com